Exhibit 35.7

Sequoia Residential Funding, Inc.

One Belvedere Place Suite 360

Mill Valley, CA 94941

Attention: William Moliski

Re:	Annual Compliance Statement for SEMT 2011-2

In connection with the loans serviced by SunTrust Mortgage, Inc. (the “Company”) pursuant to the Company’s Servicing Agreement(s)/Purchase and Sale Agreement(s) with Redwood Residential Acquisition Corporation and any applicable Reconstitution Agreement(s) (together, the “Transaction Agreements”), I, the undersigned officer, hereby certify the following that:

(i)	The Company conducted a review of its activities during the immediately preceding calendar year (or applicable portion thereof) and of its performance under the Transaction Agreements during such period has been made under my supervision; and

(ii)	Except as set forth on Appendix C, to the best of my knowledge, based on such review, the Company has fulfilled all of its obligations under the Transaction Agreements in all material respects throughout such calendar year.

IN WITNESS WHEREOF, I do hereby certify the foregoing as of the date hereof

SunTrust Mortgage, Inc.	SunTrust Mortgage, Inc.

/s/ Michael R Zarro, Jr.	/s/ Michael Squillante
Michael R Zarro, Jr.	Michael Squillante
Executive Vice President,	Executive Vice President
Mortgage Operations	Mortgage Servicing
Dated: February 26, 2016	Dated: February 26, 2016.

Appendix C

1122 (d)(2)(i)

Certain payments on pool assets were not deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days of receipt, or such other number of days specified in the transaction agreements.

Remediation

As of May 2013, SunTrust Mortgage, Inc. moved 194 custodial bank accounts from SunTrust Bank to Bank of New York Mellon due to the rating requirements and the decreased rating of SunTrust Bank. Certain transaction agreements require deposits into the custodial accounts either daily or within one business day. Due to the movement of the accounts from SunTrust Bank to Bank of New York Mellon funds are deposited into the accounts within two business days.

SunTrust Mortgage, Inc. is currently reviewing all related transaction agreements to determine which accounts can be transitioned to SunTrust Bank. These transitions are fully dependent on the SunTrust Bank credit rating. SunTrust Mortgage, Inc. expects the situation to persist until SunTrust Bank is upgraded to the required credit ratings to make it an eligible entity to hold all of the accounts.

1122 (d)(4)(vii)

Certain loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) were not initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.

Remediation

SunTrust Mortgage, Inc. continued to experience foreclosure timeline delays due to extended processing timelines, environmental delays including those in the court system, and the implementation of new legislation and regulation.

SunTrust Mortgage, Inc. continues to enhance remediation plans initiated in prior years, and as a result overall foreclosure timelines continued to decline in 2015. In 2014 SunTrust Mortgage, Inc. created a new due diligence team focusing solely on severely aged loans and reporting specific to the individual foreclosure milestones in each state. These changes continue in 2015 and SunTrust Mortgage, Inc. anticipates that overall foreclosure timelines will continue to decrease.